Note: 1. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within Digital Enterprise, which amounted to USD 132 million in 9M26 (9M25 USD 133 million, reclassified) 2. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. VEON Delivers Double-Digit Growth as Digital Services Reach 27.2% of Revenue VEON raises mid-point of 2026 Revenue and EBITDA outlook Key Highlights • Total revenue increased 17.2% YoY to USD 1,307 million. Revenue for 9M26 grew 17.1% YoY to USD 3,779 million. • EBITDA for the quarter increased 10.1% YoY to USD 577 million. For 9M26, EBITDA grew 11.0% YoY to USD 1,645 million. • Digital revenue1 increased 45.9% YoY to USD 355 million, representing 27.2% of Group revenue, up 5.4 percentage points YoY. Digital EBITDA increased 54.5% YoY to USD 128 million, representing 36.0% EBITDA margin. • Group net profit for the quarter reached USD 225 million, of which net profit attributable to VEON shareholders was USD 187 million, representing diluted earnings per ADS of USD 2.67. • Free cash2 flow reached USD 201 million in 3Q26 (-33.8% YoY); excluding asset disposal proceeds, FCF grew 91.8%. • Mid-point of 2026 guidance raised. Revenue growth outlook now 16%-18% YoY (previously 15%-18%), EBITDA growth outlook now 10%-12% YoY (previously 9% to 12%). Capex intensity (excl. Ukraine) outlook maintained at 15% to 17% of revenues. • 1.55 million ADSs repurchased (for USD 112.5 million) out of an aggregate 2.9 million ADS buyback program. 1.08 million ADSs (1.5% of issued shares) cancelled effective October 20, 2026. All repurchased shares under program to be cancelled. Dubai and New York, Nov 06, 2026 – VEON Ltd. (Nasdaq: VEON) reported results for the third quarter of 2026, delivering 17.2% YoY revenue and 10.1% YoY EBITDA growth and continued expansion of its digital businesses. Digital revenue rose 45.9% YoY, reaching 27.2% of Group revenue, while Digital EBITDA grew 54.5% YoY. On a like-for-like basis, Revenue, EBITDA and profit for the period grew 15.8%, 9.8% and 2.4% respectively for 3Q26, and 16.4%, 12.3% and 25.5% respectively for 9M26. “VEON delivered another quarter of double-digit growth, and we are raising the midpoint of our full year outlook," said Kaan Terzioglu, Group CEO of VEON. "Our telecom business continues to perform, and our digital businesses are becoming more profitable as they scale. Each one makes the other stronger. We look forward to showing how we will keep compounding value for years to come at our Capital Markets Day on November 16." Telecom & Infrastructure: Sustainable, steady Growth • Telecommunications and infrastructure revenue grew 9.2% YoY to USD 952 million in 3Q26, with mobile ARPU increasing 4.7% YoY to USD 1.8, reflecting continued disciplined pricing, customer growth and higher data usage. • Multiplay customers reached 44.7 million, up 2.9% YoY, and generated 4.2x the ARPU of voice-only users, reinforcing the flywheel between connectivity, digital adoption and revenue growth. Digital Platform Scaling Profitably, Generating Cash • Digital customers reached 221.1 million in 3Q26, up 8.2% YoY, demonstrating the scale of VEON's digital ecosystem. • Financial Services revenue grew 54.2% YoY to USD 166 million in 3Q26 and 48.2% YoY to USD 451 million in 9M26. Financial Services customers reached 59.7 million. • Digital EBITDA climbed 54.5% YoY to USD 128 million, representing 36.0% EBITDA margin. LTM Capex intensity was 6.9%. Strong Cash Generation, Accelerating Capital Returns • Free2 cash flow reached USD 201 million in 3Q26 (-33.8% YoY); excluding asset disposal proceeds, FCF grew 91.8%.

- Cash and cash equivalents stood at USD 2,033 million as of September 30, 2026, including USD 755 million at HQ. Leverage ratio[3] stood at 1.05x, with a weighted average debt maturity of 4 years.
- VEON recently launched a new buyback program to repurchase 3.9% of outstanding shares (represented by 2.9 million ADSs)– this follows USD 200 million in cumulative buybacks since August 2024. A first tranche of 1.08m ADSs (1.5% of outstanding shares) were cancelled effective October 20, 2026 in connection with the buyback program. VEON will cancel all additional shares acquired under the new buyback program.

Other Significant Developments

- Announced acquisition of Perfectum in Uzbekistan: advances industry consolidation and materially strengthens Beeline Uzbekistan's spectrum portfolio.
- Progressed collaboration with Starlink: Service launched in Kazakhstan and Bangladesh. Inclusive of Ukraine, the service now has over 13 million subscribers across VEON's markets.
- Established VEON's digital financial services presence in Bangladesh: Secured approval for a digital banking license, while payment services provider Mukto Pay launched operations in November.
- Signed a five-year memorandum of cooperation with the National Bank of Kazakhstan to explore digital payment services and integration with national payment infrastructure in Kazakhstan.
- Strengthened Kyivstar's Enterprise Cloud proposition and digital ecosystem significantly with the announced acquisition of GigaCloud.
- Enhanced long-term IT cost predictability and accelerated Digital Operator model with a 10-year strategic agreement with Amdocs.
- Diversified and strengthened digital entertainment business with announced Jungo TV transaction.

VEON is revising up the mid-point of its 2026 outlook

	Revised	Previous
Revenue Growth (YoY, USD)	**16%–18%**	15%–18%
EBITDA Growth (YoY, USD)	**10%–12%**	9%–12%
Capex Intensity (excl. Ukraine)	**15%-17% (unchanged)**	15%–17%

Additional information

Additional information, including the Earnings Release and the results presentation, is available on VEON's Investor Relations website at https://www.veon.com/investors

3Q26 results conference call

VEON will also host a results conference call with senior management at 16:00 GST (7:00 ET) today. To register and access the event, please click here or copy and paste this link to the address bar of your browser:

https://veon-3q-2026-results-presentation.open-exchange.net/

Once registered, you will receive registration confirmation on the email address mentioned during registration with the link to access the webcast and dial-in details to listen to the conference call over the phone.

Join the Conversation Live

In addition to the webcast, the conference call will also be livestreamed on YouTube. This option allows you to follow the discussion in real time from any device without the need for registration or dial-in details. Simply click here or copy and paste this link to the address bar of your browser: https://www.youtube.com/watch?v=gNSGrwWfmAI

3. Cash and cash equivalents include USD 532 million relating to banking operations in Pakistan which is excluded for calculation of net debt.

Q&A If you want to participate in the Q&A session, we ask that you select the ‘Yes' option on the ‘Will you be asking questions live on the call?’ dropdown. That will bring you to a page where you can join the Q&A room by clicking 'Connect to meeting’. You will be brought into a zoom webinar where you can listen to the presentation and once Q&A begins, if you have a question, please use the ‘raise hand button’ on the bottom of your zoom screen. When it is your turn to speak, the moderator will announce your name as well as sending a message to your screen asking you to confirm you want to talk. Once accepted, please unmute your mic and ask your question. You can also submit your questions prior the webcast event to VEON Investor Relations at ir@veon.com. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 152 million connectivity and more than 221 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Notice to reader VEON's results and other financial information presented in this document are preliminary and subject to financial closing procedures that have not yet been completed, and are, therefore, subject to change. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results; VEON’s intended expansion of its digital experience; VEON’s assessment of the impact of the war in Ukraine, including recent escalations, on its current and future operations and financial condition; VEON’s assessment of the impact of political instability in Bangladesh; future market developments and trends; operational and network development and network investment; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Tabletki, into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements; VEON’s ability to realize its share buyback and cancellation targets; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law. See “Disclaimer and Notice to Readers” in our full 3Q26 Earnings Release for a more fulsome description of the above. Contact Information VEON Investor Relations ir@veon.com